UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

53224G103
(CUSIP Number)

August 27, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Koninklijke Philips Electronics N.V.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ N/A.
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,970,179 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,970,179 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,970,179 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

____________________

1     Includes 4,970,179 shares of Common Stock issuable upon exercise of warrants at the time the convertible note issued to the Reporting Person on August 27, 2009 is converted into units.

2     This calculation is based on 30,182,066 shares of Common Stock outstanding as of June 26, 2009, as reported in the Issuer’s Form 10-K filed on July 1, 2009.

Item 1.

(a)	Name of Issuer

Lighting Science Group Corporation

(b)	Address of Issuer’s Principal Executive Offices

Building 2A, 1227 South Patrick Drive, Satellite Beach, FL 32937

(c)	Name of Person Filing

Koninklijke Philips Electronics N.V.

(d)	Address of Principal Business Office or, if none, Residence

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(e)	Citizenship

The Netherlands

(f)	Title of Class of Securities

Common Stock, par value $.001 per share

(g)	CUSIP Number

53224G103

Item 2.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E), (1);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), 2;

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 3.	Ownership.

(a)	Amount beneficially owned:

On August 27, 2009, in connection with a litigation settlement, the Issuer issued to the Reporting Person a convertible note (the “Convertible Note”) in an aggregate amount of $5,000,000 in consideration of a $5,000,000 loan made by the Reporting Person to the Issuer. The convertible note is convertible into units consisting of (i) 4,970,179 shares of Series D Non-Convertible Preferred Stock and (ii) warrants to purchase 4,970,179 shares of Issuer’s Common Stock upon the occurrence of certain events.

The Reporting Person may be deemed to be the beneficial owner of 4,970,179 shares of Common Stock, which are issuable upon exercise of warrants at the time the Convertible Note is converted into units.

(b)	Percent of class:

According to the Issuer’s Form 10-K filed on July 1, 2009, there were 30,182,066 shares of Common Stock outstanding as of June 26, 2009. The Reporting Person may be deemed to be the beneficial owner of approximately 14.4% of the total number of shares of Common Stock outstanding.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 4,970,179 shares

	(ii)	Shared power to vote or to direct the vote: 0 shares

	(iii)	Sole power to dispose or to direct the disposition of: 4,970,179 shares

	(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 4.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 7.	Identification and Classification of Members of the Group.

Not applicable.

Item 8.	Notice of Dissolution of Group.

Not applicable.

Item 9.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2009

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ E. P. Coutinho
Name: E. P. Coutinho
Title: Chief Legal Officer and Company Secretary